Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

Decarbonizing Industry with AI - enabled Solar Energy + Storage

We have re - invented concentrated solar using Moore’s Law, AI, computer - vision, and computation as a completely disruptive innovation for industry

We are building a $2B+ revenues business in 5 years against the multi - trillion - dollar industrial spend on the energy transition

Introduction – Problem & Solution

Industry needs a new resource to power the energy transition including heat, power, and hydrogen Part 1: Problem / Solution

Sunlight provides 10,000x more energy than the entire planet uses Sunlight is also one of the most evenly distributed natural resources Part 1: Problem / Solution

However, there is one major problem: Intermittency Part 1: Problem / Solution Solar energy is typically very inconsistent and not always available

Heliogen’s Sunlight Refinery Œ will solve this fundamental problem Heliogen aims to produce near always - available and transportable renewable energy – cost - effectively Part 1: Problem / Solution

Differentiation

Heliogen has 4 fundamental insights that set it apart Part 2: Heliogen’s differentiation 1. Heavy industry is a critical market for decarbonizing technologies and is currently underserved 2. Renewable energy for heavy industry must be near constantly available and cost effective 3. AI / software / computation power can simplify and reduce both hardware, installation, and maintenance cost 4. High volume manufacturing techniques enable reliability, scale, and learning curve cost - reduction Heliogen is building on these 4 key insights to decarbonize industry, projected to create a highly profitable, high - growth business

We believe that Heliogen is the only public solar technology company that has the potential to meaningfully address climate change for industrial customers Residential/Commercial Utility Industrial Decarbonization Insight 1 : Addressing a high - growth, underserved market Part 2: Heliogen’s differentiation

Heliogen’s Differentiator Will Be Near Always - Available Renewable Energy Traditional solar energy has a big peak at noon, and goes to zero after the sun goes down Heliogen’s solar energy WITH overnight storage puts out flat power level ALL day long Continuous power is needed by industry, and for cost - effective green Hydrogen Insight 2 : Industry runs 24/7, and needs cost - effective 24/7 power Part 2: Heliogen’s differentiation

Our Fundamental Insight – More computation now makes smaller better Old belief: Bigger is better! Software now makes s maller better! Insight 3 : Technology - enabled solutions drive our business: We use more bits (software) so we can use fewer atoms Part 2: Heliogen’s differentiation

Business Model Plant estimated to produce: • > 85% capacity factor renewable power • < 5 cents per kW - hour power cost (1) • < 1/6 th square mile footprint (650m x 650m) • > 850,000 kilograms of hydrogen/year We Reinvented Concentrated Solar to be Modular & Scalable ~ 650m x 650m We build ONE modular 5MW plant and replicate it to meet our customers’ demand: • ~100MW of electrical energy can be produced with ~20 modules • Modular and easily scalable design will allow for growth to compete with large scale renewable projects ~ 2100ft x 2100ft Insight 4 : Scale and modularity are key to driving down costs Part 2: Heliogen’s differentiation 1. Heliogen estimates. Analysis assumes subsidized economics with 60% debt at 8% interest rate and 40% equity at 12% cost over 30 year projection period. Represents the estimated implied LCOE of Heliogen.

How it Works

1. Reflect sun rays to top of tower 2. Generate high temperatures in solar receiver 3. Store heat in solid media 4. Heat exchanger brings heat to heat engine 5. Heat engine makes power 6. Optional electrolyzer makes Hydrogen Heliogen’s operational prototype facility in Lancaster, California The Heliogen Process Heliogen’s c losed - loop system uses computer vision to identify the precise position of every single mirror, then make micro - adjustments in real time to achieve a perfect focus. Closed - loop means that the mirrors are pointed more accurately with optical feedback, not just mechanical stiffness Part 3: How Heliogen Works

The sky is very bright next to the sun, and the intensity decreases further away Heliogen’s Heliostat Operating System (H.O.S.) The cameras measure the intensity of sky reflected in each mirror. Using these four intensity measurements, we calculate the mirror orientation and therefore the direction of the beam, allowing real - time perfect tracking. H.O.S. is the first commercial closed - loop heliostat field control system. 4 cameras Sun & intensity gradient 2 3 4 We believe our patented system is the first ever to achieve closed - loop tracking enabling cost - effective ultra - high temperatures at commercial scale 1 Part 3: How Heliogen Works

Heliogen’s software/AI - based closed - loop tracking invention: Better focus, higher temperatures, and higher efficiency will enable lower cost Open - loop tracking system: Bigger target, lower concentration, lower temperatures Heliogen’s patented closed - loop tracking system: Near - perfect focus, higher temps Part 3: How Heliogen Works

Heliogen reinvented concentrated solar by using Moore’s Law to break the huge mirror into 100 smaller mirrors that can be mass - manufactured and controlled by software Pre - fabricated in factory and deployed like “farming” Assembled in field In 2015, the cost of sensors, image recognition, and autonomy dropped enough in price to make our innovation possible for the first time Part 3: How Heliogen Works

Heliogen has reinvented concentrated solar with modular, repeatable scale by using AI, computer vision, robotics, and factory automation


Heliogen 5 MW module actual size:
~100 acres, able to suit broader range of customer needs for space, capex, and time to construct
~35x smaller than traditional CSP field
Traditional concentrated solar –
~3,500 acres, ~$2.2B capex, many years to construct

Part 3: How Heliogen Works

Heliogen

Heliogen has a strong portfolio of 6 granted and 13 pending patents Rich portfolio of technology advancements and proprietary software includes the following issued patents: • Closed loop tracking system (9,010,317, 10,101,430) • Heliostat tracking based on radiance maps (11,017,561) • Heliostat intensity & polarization tracking (10,359,215, ZL 201710278774.4) • Covered heliostat array (11,035,592) • Self - ballasted suspended heliostat (appl. no. 16/426599 allowed) • Solar panel tracking assembly (ZL201721163276.7, ZL201721163153.3, ZL201721163240.9) Part 3: How Heliogen Works

Here’s how Moore’s Law, AI, computer - vision, computation and all of our patents and IP made such a huge difference... ● We can use less materials – more bytes and fewer atoms Used software instead of steel to achieve accuracy ● We can use less manual labor Micro heliostat can be made in factory instead of in field, power plant can be autonomously installed and maintained ● We can use less calibration AND be more precise Closed - loop control means there is NO temporary pre - calibration, our units are continuously calibrated Part 3: How Heliogen Works

To make green Hydrogen affordable, you need low - cost renewable energy AND high capacity - factor Fixed Solar Panels Tracked Solar Panels Wind Farm Offshore Wind Farm 20% Capacity - Factor 27.5% Capacity - Factor 46.5 % Capacity - Factor 50 % Capacity - Factor ~85+% Capacity - Factor Heliogen (to leverage capex cost of electrolyzer) Part 3: How Heliogen Works Source: Lazard ’s Levelized cost of energy analysis 14.0 – Solar Panels = average of rooftop and C&I, Tracked = Utility - scale av erage, Wind Farm = Onshore Average, Offshore = Offshore Avg. Heliogen = estimate based on customer target

Industry and Green Hydrogen Needs Always - Available Green Power ___________________________ Source: Heliogen estimates. Note: Analysis assumes subsidized economics with 60% debt at 8% interest rate and 40% equity at 12% cost over 30 year project ion period. Represents the estimated implied LCOE of Heliogen assuming a capital cost range of approximately $3,600 – $5,000 $/kW. • Grey and blue hydrogen are made through the use of fossil fuels, most commonly natural gas; green hydrogen is the only mechanism in which hydrogen can be produced in a completely carbon - neutral process • To make green hydrogen cost - effective, you need always - available green power Insight 2 : Industry runs 24/7, so peak power at noon does not address customer need Part 3: How Heliogen Works

Heliogen

Heliogen's Solar Refinery™ designed to capture, concentrate and refine sunlight into cost-efficient energy on demand.

This 24/7, low-carbon energy can be available as heat, power, or fuel in modular/scalable deployments.

HelioHeat

HelioHeat creates heat up to 800°C+ 24/7 to power industrial processes or mining.



~ 1 mile →

Delivery range of this product is approximately 1 mile.

HelioPower

HelioPower delivers the HelioHeat solar thermal energy to a heat engine to produce electrical power 24/7.



~ 100 miles →

Delivery range of this product is approximately 100 miles.

HelioFuel

HelioFuel systems couple a HelioPower plant with a large-scale water electrolyzer to produce green Hydrogen fuel.



> 10,000 miles →

Delivery range of this product is greater than 10,000 miles.



The collected sunlight is processed and converted to:

- HelioHeat
- HelioPower
- HelioFuel

Part 3: How Heliogen Works

Heliogen

ICARUS: Heliogen’s AI - powered autonomous robots are designed to lower installation & maintenance costs Automated Mirror Installation Automated Mirror Cleaning Part 3: How Heliogen Works *Expected to be Enhanced & Deployed Across Heliogen’s Full - Scale Facilities by 2023

Executive Team

Heliogen has built a committed, experienced and entrepreneurial team around these insights to build a multi - billion - dollar profit opportunity this decade Bill Gross Founder & CEO Bill is the founder of more than 150 companies over the last 30 years. Bill has a mechanical engineering degree from Caltech and his specialty is solar energy. Steve Schell CTO & Chief Engineer Steve is a mechanical engineer with over 20 years of experience in R&D and commercialization of new technologies spanning solar energy, robotics, and 3D printing. Vikas Tuteja Head of Strategy & Analytics Vikas is an operations, finance and strategy professional with over 25 years of experience as an engineer, management consultant, and investor/operator in a variety of industries. Thomas Patrick Chief of Staff Tom served as CEO of DB USA Corp and Co - Head for Americas of the Corporate & Investment Bank. Prior to Deutsche Bank, Tom held senior positions at BofA Merrill Lynch. Doug Hofer SVP Product Management Doug is a PhD mechanical engineer and brings 30 years of experience in turbomachinery - based product design and innovative R&D in the power generation industry. Tom Doyle Chief Commercial Officer Tom has extensive experience developing billions of dollars of renewable energy projects around the world & specific experience in large scale concentrated solar. Debbie Chen General Counsel Debbie has over 20 years of legal experience, most recently as General Counsel of Idealab. Debbie has helped form more than 100 companies, and helped manage more than 300 financings and 20 acquisitions. Christie Obiaya Chief Financial Officer Christie brings experience in building some of the world’s most complex energy projects, most recently serving as CFO and head of strategy for Bechtel Energy. Christie holds MIT engineering and business degrees. Andy Lambert SVP Manufacturing With extensive experience delivering high - quality products large scale low cost, Andy led the manufacturing of one of BMW’s fastest selling cars (the Mini) and SpaceX rockets. Tanya Peterson VP of Human Resources Tanya is a senior Human Resources leader who translates business vision into HR initiatives that improve performance, growth and employee engagement. Part 4: Heliogen’s executive team

Bill Gross

Founder & CEO of Heliogen



Heliogen
Founder & CEO

idealab
Founder & Chairman

Idealab has participated in 150+ companies, with 40+ M&A exits and IPOs. Through Idealab Bill has started and sold multiple solar companies.

Childhood – Started his first company, Solar Devices, in high school during the 1973 energy crisis, helping him pay for college

College – Patented a new loudspeaker design and started his second company, GNP Loudspeakers Inc., which he sold soon after graduating from Caltech

1980s – Started GNP Development Inc., which made a natural language product for Lotus called HAL. Sold in 1995 to Lotus

1991 – Started Knowledge Adventure, an educational software publisher that eventually sold to Havas Vivendi

1996 – Started Idealab, a technology incubator in California that was the first of its kind, proving to be a wildly successful concept

2013 – Started working on what would become Heliogen, looking to create a company that could solve the Earth's climate crisis

2019 – Announced Heliogen broke 1,000°C, and we believe has become the first and only company prepared to create cost-effective hydrogen without fossil fuels

"Powering the planet renewably I believe is the biggest financial opportunity in history. I have spent most of my life inventing and refining a solution to enable solar energy to compete with fossil fuel, and Heliogen's solution is the result."

Part 4: Heliogen's executive team

Heliogen

Strategy and Business Opportunity

Technology & Product Engineering Capabilities Heliostats Experienced team of product design engineers designing low - cost, high - performance solar collector, optimized for integration with our solar receivers Field Control Systems Computer vision and AI experts leverage improvements in computing to increase performance and reduce cost of heliostat field Solar Receiver & Thermal Energy Storage Our technologies and team have produced some of the world’s highest temperature solar receivers and thermal storage systems Power Block We’ve hired and partnered with some of the most experienced developers of supercritical CO 2 turbomachinery in the world Systems Engineering & Modeling Using state of the art numeric modeling techniques, we optimize plant design and predict performance given historical or real - time weather conditions Advanced R&D Pathfinding R&D to produce product improvements over time (e.g. autonomy, higher temperatures) By controlling every critical plant subsystem, we optimize our design for performance, cost, reliability, manufacturability, and constructability Part 5: Heliogen’s business opportunity

Our 1 st Strategic and Commercial Relationships ___________________________ 1. Value of total project is expected to be ~$70mm with ~$31mm funded from private investor. • One of the world’s leading steel and mining companies • Largest steel manufacturer in North America, South America and Europe • Selected to negotiate $39mm (1) award to develop, build, and operate supercritical carbon dioxide power integrated with thermal energy storage supplied by heliostat field • Australian oil and gas company with global presence, signed agreement with limited notice to proceed on first project in CA to be followed with more in Australia • Mining and metals company operating in 35 countries around the world • One of the largest producers of iron ore, copper, diamonds and gold Part 5: Heliogen’s business opportunity • Leading provider of electrolyzer uniquely suited to amplify key benefits of Heliogen’s technology

Typical mining customer Part 5: Heliogen’s business opportunity

With 3 Heliogen Modules (There’s room for 100) Part 5: Heliogen’s business opportunity

Overview of Heliogen Business Model • Two main business models included in 5 - year outlook*: 1. Build complete “turnkey” projects which deploy Heliogen technology & equipment 2. Supply Heliogen technology & equipment • Forecast assumes revenue will come primarily from 2 of our 3 offerings: HelioPower and HelioFuel (Hydrogen) • Ultimately plan to expand into a pure licensor role, which offers greater potential for scalability and recurring revenue – but this is not part of our financial projections through 2026 Flexible Business Model – Abl e to Evolve Forecast # Modules Built, by Segment & Business Model *Note: Forecast includes smaller sources of revenue from project development, front - end engineering services, and O&M services – all assumed breakeven, therefore immaterial to profit 0 20 40 60 80 100 120 2021 2022 2023 2024 2025 2026 # of New Modules Installed HelioHeat - turnkey projects HelioFuel - technology & equipment HelioFuel - turnkey projects HelioPower - technology & equipment HelioPower - turnkey projects Part 5: Heliogen’s business opportunity

Revenue Profile under Turnkey Project Business Model Comments Early Eng’g EPC project build - out O&M 0 1 2 3 4 Preliminary scope definition Contractual revenue will be recognized over duration of project in proportion to % of total cost incurred Ongoing O&M services will be earned and billed under a separate agreement • Turnkey projects will recognize revenue using the percentage of completion method • A typical project has 3 phases: 1. Front end / early engineering 2. Engineering, Procurement, Construction (“EPC”) 3. Operation & Maintenance (“O&M”) • Heliogen engages with the owner across all three phases, but the primary source of revenue will be during EPC phase Example Project Life Cycle – EPC Phase Highlight Year 1 75% of total project costs incurred 75% of total revenue earned Year 2 25% of total project costs incurred 25% of total revenue earned Part 5: Heliogen’s business opportunity

Attractive Long Term Financial Model

- Significant growth profile
- Attractive EBITDA margins through multiple segments
- Subsidies for power projects are not reflected and represent potential upside
- Cash flow positive beginning in 2025
- No debt currently on the balance sheet
- Capital light business model we believe optimizes efficiency

($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E
Total New Modules Installed per Year	**-**	**-**	**3**	**15**	**57**	**120**
Projects Installed [1]			***3***	***4***	***4***	***5***
Revenue [2]	**$8**	**$24**	**$197**	**$569**	**$1,414**	**$2,396**
Revenue Growth	*N/A*	*204%*	*709%*	*189%*	*149%*	*69%*
EBITDA [3]	**($29)**	**($59)**	**($92)**	**($114)**	**$287**	**$831**
% Margin	*NM*	*NM*	*NM*	*NM*	*20%*	*35%*
Capital Expenditures	(10)	(15)	(34)	(36)	(56)	(97)
Free Cash Flow [4]	**($40)**	**($70)**	**($132)**	**($183)**	**$84**	**$433**

Source: Heliogen estimates – as of July 7th, 2021

1. *Assumes 4 modules per project in 2024E, 16 modules per project in 2025E and 27 modules per project in 2026E. Project numbers have been rounded to the nearest whole number*
2. *Revenue from 2021E and 2022E are from work in progress projects.*
3. *EBITDA is defined as net earnings (loss) before interest expense, income tax expense (benefit) depreciation and amortization. EBITDA is a non-GAAP financial measure and may be different from measures of EBITDA used by other companies. Please refer to the Appendix for a reconciliation of non-GAAP financial measures. See "Disclaimer – Financial Statements; Non-GAAP Financial Measures".*
4. *Free cash flow is defined as net income, plus depreciation and amortization, less capital expenditures (incl. acquisitions) and less change in net working capital. Free cash flow is a non-GAAP financial measure and may be different from measures of free cash flow used by other companies. Please refer to the Appendix for a reconciliation of non-GAAP financial measures. See "Disclaimer – Financial Statements; non-GAAP Financial Measures."*

Part 5: Heliogen's business opportunity

Heliogen

There are more than 1 million square miles of land available with strong sunshine – Heliogen is focused on those regions Only 1% of earth (just this 700 - mile square) would replace ALL fossil fuels and power the whole earth Part 5: Heliogen’s business opportunity

Our model does not include the following potential upsides or alternatives: • Government subsidies besides the investment tax credit • Government or country mandates for renewable energy percentages • Carbon taxes or credits • Ability to capture incremental additional revenue due to failure by other companies to meet their commitments to green energy • Pure licensing economics (potential for further scale and boost to margins) Strong Potential for Upside Opportunities Part 5: Heliogen’s business opportunity

Transaction Overview and Investment Opportunity Summary

Transaction Structure Valuation (1) Total Proceeds (3) HLGN $2.0bn ~$415mm Heliogen and Athena Technology Acquisition Corp (“ATHN”) would enter into a business combination structured as a reverse merger with Heliogen becoming a wholly - owned subsidiary of ATHN The transaction is expected to close in 4Q 2021 It is anticipated that the post closing company, Heliogen, will be listed on NYSE with ticker symbol “HLGN” Transaction implied a pro forma Enterprise Value (“EV”) of approximately $2.0 billion, EV / Revenue of ~0.8x based on 2026E revenue Heliogen shareholders will rollover 100% of their equity and own $1.85 billion shares, or ~78.3% of the pro forma equity; ATHN public shareholders will own ~10.6%; PIPE investors will own ~7.0%; and the ATHN founders will own ~4.1% (2) The transaction will be funded by a combination of Athena cash in trust, newly issued shares of Heliogen common stock, and proceeds from a PIPE Transaction expected to result in ~$415 million of total proceeds raised to fund growth, comprised of ~$250mm cash in trust and ~$165mm of PIPE proceeds (2) Transaction Summary ___________________________ 1. Assumes $0 million of net debt and cash in excess of net working capital requirements due to Company financials, assumes no r ede mptions and assumes no shares issued pursuant to the public warrants, private warrants, equity incentive plan or employee stock purchase plan. 2. Post - closing percentage ownership assumes $165mm in aggregate PIPE investments and no redemptions. Excludes dilution from 8,566, 667 as - converted shares from public warrants and private warrants, as well as equity incentive plan and employee stock purchase plans. Includes the impact of 510,000 additional class A shares that will be issued to Athena’s s pon sor in consideration for its waiver of anti - dilution rights under Athena’s organization documents. 3. Excludes transaction costs of $30mm.

Athena Technology Acquisition Corp. (“Athena”) (Ticker: ATHN) Athena Investment Thesis Isabelle Freidheim Chairman of the Board and Director • Venture capitalist and the co - founder of Magnifi (acquired by the Tifin Group), for which she served as CEO • Co - founder and managing partner at StarwoodVC, where she leads late - stage investments in technology companies Phyllis W. Newhouse Chief Executive Officer and Director • Founder and CEO of XTreme Solutions, a cybersecurity company with $500m in revenues, 6,500 employees globally and a state - of - the - art proprietary ethical hacking technology • Ernst and Young Entrepreneur of the Year • Previously served in the United States Army with a focus on National Security where she established the Cyber Espionage Task Force Grace Vandecruze Chief Financial Officer • Founder and Managing Director at Grace Global Capital, a boutique investment banking advisory firm providing M&A financial advisory, restructuring, and valuation services • Extensive expertise in mergers and acquisitions and capital raising with over 20 years of experience and over $25bln in transactions • Athena’s mission is to work with world - class disruptive technology companies • Athena believes Heliogen has the potential to transform the world’s energy production and positively impact climate change • Heliogen is a leader in next generation Concentrated Solar Power (“CSP”) – Unique and differentiated technology – Highly accomplished leadership team – Strong customer and business pipeline • Heliogen uniquely enables an Industrial and Green Fuel Energy transition • Athena is a SPAC committed to Diversity & Inclusion and found a target in Heliogen sharing this commitment Heliogen’s Business Combination with Athena Technology Acquisition Corp.

Summary • Heliogen is working to be the leading technology provider enabling industrial decarbonization • There is staggering demand and trillions of dollars of spend this decade • Heliogen’s technology is superior for meeting this customer demand • Heliogen’s technology is patented and combines software, hardware, and know - how to realize superior expected margins • Heliogen’s team is strong, experienced, and capable of seizing this opportunity • We welcome you to join our belief that industrial decarbonization is a significant opportunity to reduce climate change

Key Investment Highlights

1. **Differentiated Product**: Disruptive, patented design and A.I. that addresses intermittency of renewables to help decarbonize heavy industry through clean heat, power, and/or hydrogen

2. **Large & Growing Market**: Forecast capex investment of ~$8.5 Trillion for renewable energy [(1)], and >$150 billion for hydrogen[(2)], by 2030

3. **Strong Economics**: Projected cost competitive with other sources of energy [(3)]

4. **Exceptional Team**: Committed, entrepreneurial team with industry leading technical, operational, development and commercial experience

5. **Diverse Pipeline**: Broad range of prospective customers and geographies

---

➡ **Transformational Potential**: We believe Heliogen's technology has the potential to transform the world's energy production and meaningfully address climate change

1. *Source: McKinsey & Company, https://www.mckinsey.com/industries/oil-and-gas/our-insights/the-big-choices-for-oil-and-gas-in-navigating-the-energy-transition.*
2. *Source: The Hydrogen Council in partnership with McKinsey, https://hydrogencouncil.com/wp-content/uploads/2021/02/Hydrogen-Insights-2021-Report.pdf*
3. *Heliogen estimates. Analysis assumes subsidized economics with 60% debt at 8% interest rate and 40% equity at 12% cost over 30 year projection period. Represents the estimated implied LCOE of Heliogen.*

REPLACING FOSSIL FUELS WITH CONCENTRATED SUNLIGHT

Heliogen

Appendix

Reconciliations to EBITDA and Free Cash Flow

($ in millions)

Consolidated EBITDA	2020A	2021E	2022E	2023E	2024E	2025E	2026E
Net Income / (Loss)	**($3.4)**	**($27.2)**	**($56.9)**	**($94.2)**	**($124.1)**	**$202.5**	**$604.3**
Plus: Depreciation & Amortization	0.2	-	2.1	5.1	11.5	18.1	28.7
Plus: Income Tax Expense	-	-	-	-	-	67.5	201.4
Less: Interest Income	0.0	(2.2)	(3.9)	(2.9)	(1.3)	(0.8)	(3.4)
EBITDA	**($3.2)**	**($29.4)**	**($58.7)**	**($92.0)**	**($113.8)**	**$287.4**	**$831.1**
% Margin	*NM*	*NM*	*NM*	*NM*	*NM*	*20.3%*	*34.7%*

	2021E	2022E	2023E	2024E	2025E	2026E
Net Income / (Loss)	**($27.2)**	**($56.9)**	**($94.2)**	**($124.1)**	**$202.5**	**$604.3**
Plus: D&A	0.0	2.1	5.1	11.5	18.1	28.7
Less: Change in NWC	0.0	(0.3)	(8.9)	(34.1)	(80.7)	(102.6)
CFO	**($27.2)**	**($55.2)**	**($98.0)**	**($146.6)**	**$139.9**	**$530.5**
Less: Capital Expenditures	(10.4)	(14.9)	(30.0)	(30.0)	(50.0)	(90.0)
Less: Capitalized R&D	-	-	(4.4)	(6.0)	(6.4)	(7.2)
Less: Cash used for acquisitions	(2.0)	-	-	-	-	-
CFI	**($12.4)**	**($14.9)**	**($34.4)**	**($36.0)**	**($56.4)**	**($97.2)**
Free Cash Flow	**($39.6)**	**($70.0)**	**($132.4)**	**($182.6)**	**$83.6**	**$433.3**

Source: Heliogen estimates.

Note: EBITDA is defined as net earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization Free cash flow is defined as net income, plus depreciation and amortization, less capital expenditures (incl. acquisitions) and less change in net working capital. See "Disclaimer –Financial Statements; Non-GAAP Financial Measures" for additional information.

REPLACING FOSSIL FUELS WITH CONCENTRATED SUNLIGHT
Heliogen
22

Technology & Product Engineering – Steve Schell

eSolar

- CSP plant design
- Engineering leadership
  - Heliostats
  - Steam generating solar receivers
  - Heliostat cleaning systems
  - Performance modeling
- Structural design & procurement of towers

AMONIX

- Concentrating photovoltaic energy system design
- Advanced development leadership
  - Next-generation product design
  - Electrical & controls redesign
  - Structural optimization
  - Value engineering
- Test site operations

NEW MATTER®

- Founder / CEO of consumer 3D printer manufacturer
- Product design & engineering
- Supply chain & manufacturing
- Sales & distribution
- Fulfillment, logistics, customer support
- Finance, fundraising

Heliogen

- Technology development & engineering leadership
  - Heliostats & controls
  - Receivers & thermal energy storage
  - Power block
  - System design & integration
- Grow company from 12 employees onward

Accomplishments in 20 years leading new product development and commercialization

- 1st power tower plant in the US
- World's then-largest CPV plant
- Award-winning 3D printer w/ Wi-Fi & online ecosystem
- Led deployment of Heliogen tech to Lancaster demonstration site
- Patents in robotics, 3D printing, and solar energy
- 100% CEO rating on Glassdoor

Part 4: Heliogen's executive team

Heliogen

Production & Supply Chain Introduction – Andy Lambert

Career success leading manufacturing, enabling disruption & innovation

Royal Air Force

- Airframe & Powerplant Apprenticeship
- Aerospace Engineering
- Harrier Jump-Jet Air Display Team
- **~9 years service in Total**

Land Rover / BMW / MINI

- Manufacturing Management
  - Body in White
  - General Assembly
  - Supply Chain
  - Logistics
- Strategic Planning
- Vehicle Reliability & Validation
- **~13 years service in Total**

↓

- 1st Premium small car
- 1st mass-produced electric car
- Largest improvement - JDPower
- Most configurable car, ever

SpaceX

- Manufacturing Management
  - Hawthorne Production
  - Texas test site
  - Supply Chain
  - Logistics
  - Prototyping
  - Tooling & Ground Support Equipment
- Operations Improvement
- Build Reliability / Certification
- **~9 years service in Total**

↓

- 1st Re-useable rocket
- Largest satellite constellation ever operated
- Launch market dominance across Science/Commercial/Government/Private

Heliogen

- Manufacturing Management
  - Heliostat Production
  - Test/Reliability
  - Supply Chain
  - Logistics
  - Prototyping
  - Tooling
- **~5 months and counting…**

↓



Part 4: Heliogen's executive team

Heliogen

25 years experience developing utility scale energy projects globally • Asia Pacific Managing Director • Developed utility scale power projects in 10 countries • Executive VP of Commercial Execution • Led development for world’s largest CSP project, Ivanpah • CEO of NRG Renew • Established in 2009 • Wind and solar (PV and CSP) portfolio exceeding 5000 MWs • Placed over $7.5B of capital • Took public in the nation’s first publicly listed Yieldco (NYLD) • Head of Global Project Development • Domestic and international project development • Project finance • Project management • Operations & Maintenance Ivanpah Solar Heliogen Global Project Development – Tom Doyle Part 4: Heliogen’s executive team

CFO – Christie Obiaya • Chemical engineer leading scale - up of global manufacturing facilities for new commercial products • Recognized for award - winning process in novation • CFO and head of strategy at Bechtel Energy, a globa l multi - billion - dollar EPC business • Launched strategic investments program to accelerate innovations and risk mitigations • Led commercial strategy, deal structuring, and contract negotiations for major projects • Extensive onsite construction experience • Supported multiple project - financed energy projects over 11 years • Served on board of directors of EPC joint stock company in Canada • CFO • Focused on enabling commercial scale - up by linking best - in - class financial operations to company strategy • Built finance team with strong public company experience Part 4: Heliogen’s executive team Nearly 20 years of experience spanning energy, finance, and commercial scale - ups

In - house rapid prototyping capability, to support innovation • Rapid development of automation & autonomy solutions • Virtual creation & programming of robotic solutions • Rapid product and process iteration to continually improve costs Global supply chain flexibility/reliability • Develop thorough commodity understanding & forecasting, to support product trades, hedging and competitive sourcing decisions • Develop strategic partnerships for major commodities • Build logistics engineering competence to optimize routes, packaging & 3PL vs in - house trades Global manufacturing flexibility/reliability • Establish highly flexible shift models and the ability to ramp production rapidly • Manufacturing lines developed as mobile cells – supports world expansion • Vertically integrate, to leverage internal talent, technologies and control delivery • Quantified, demonstrated, validated & measured product reliability Automated Heliostat cleaning evaluation Virtual automated production line design & programming Autonomous sensor suite & control development Production & Supply Chain Strategy Part 5: Heliogen’s business opportunity

Production & Supply Chain Strategy Planned layout of first facility Part 5: Heliogen’s business opportunity

Global Project Development to Support Our Customers International Opportunities • Solid understanding of the competitive landscape – thermal power, wind, PV, battery storage • Existing overseas network of international developers, 3 rd party legal and financial advisors • Initial target mar kets outside U.S. – Australia, Mexico, Chile, South Africa • Focused on self - generating, off - grid opportunities Domestic Development • Site control • Locking up acreage under purchase option at attractive U.S. locations • Interconnection • Interconnection evaluations underway; key filings begun • Permitting & Regulatory Planning • Plan of Development submittals • Environmental studies underway • Engaged with SWCA, Capital Air Space & Nova Engineering Services Asset Optimization • Project Execution • Recruited experienced project execution team • Engaged with customer’s commercial and technical teams to develop project scope and design • Partnering with world - class contractors • Lancaster • Recruited facility test engineer to lead the existing team of technicians in supporting on - going R&D projects • Installed latest generation heliostats and associated equipment for ongoing testing • Upgraded site infrastructure to support current and future technology development Part 5: Heliogen’s business opportunity